Level 8 Systems, Inc.
                              8000 Regency Parkway
                           Cary, North Carolina 27511
                                 (919) 880-5000


                                 August 19, 2002


VIA FACSIMILE AND EDGAR (202-942-9544)

Ms. Loryn Zerner Securities and Exchange Commission 450 5th Street N.W. Washington, D.C. 20549-0408


Re: Level 8 Systems, Inc. - Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (SEC File No. 333-61494)

Dear Ms. Zerner:

           Please be advised that Level 8 Systems, Inc. has determined not to offer securities under Post-Effective Amendment No.1 to Registration Statement on Form S-3 (SEC File No. 333-61494) (the "Post-Effective Amendment No. 1") because it has been notified by the Staff that the use of a post-effective amendment to a registration statement was an inappropriate mechanism to register the shares of common stock issuable upon a newly issued series of preferred stock. Accordingly, we request that you withdraw our Post-Effective Amendment No. 1. None of the securities described with respect to the newly issued preferred securities covered by the Post-Effective Amendment have been issued or sold pursuant to such Post-Effective Amendment No. 1. Please take the appropriate actions to withdraw our Post-Effective Amendment No. 1 as soon as possible.

           If you need any further information or if you have any questions, please call Matthew Morrison of Powell, Goldstein Frazer & Murphy LLP our counsel in this matter, at (404) 572-6872.



                     Level 8 Systems, Inc.


                     By: /s/ John P. Broderick
                         ---------------------

                         John P. Broderick
                         Chief Financial and Operating Officer,
                         Corporate Secretary


cc:        Katherine M. Koops, Esq.